Exhibit 12(c)
                                      Idaho Power Company
                               Consolidated Financial Information

  Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements
                                                                                              Twelve Months
                                              Twelve Months Ended December 31,                    Ended
                                                   (Thousands of Dollars)                     September 30,
                                            1990       1991       1992       1993       1994       1995
Computation of Ratio of Earnings to
 Fixed Charges:
   Consolidated net income                $ 69,241   $ 57,872   $ 59,990   $ 84,464   $ 74,930   $ 85,439
Income taxes:
  Income taxes (includes amounts charged
    to  other  income  and deductions)      26,418     24,321     24,601     38,057     35,307     47,505
   Investment  tax  credit adjustment       (3,184)    (3,177)    (1,439)    (1,583)    (1,064)       253

      Total  income  taxes                  23,234     21,144     23,162     36,474     34,243     47,758

Income  before  income  taxes               92,475     79,016     83,152    120,938    109,173    133,197

Fixed Charges:
   Interest  on  long-term debt             50,119     54,370     53,408     53,706     51,173     51,154
  Amortization of debt discount,
     expense  and  premium  -  net             309        374        392        507        567        567
    Interest  on  short-term  bank  loans    1,027        935        647        220      1,157      3,030
    Other  interest                          2,259      3,297      1,011      2,023      1,537      1,453
    Interest  portion  of  rentals             902        884        683      1,077        794        818

      Total  fixed  charges                 54,616     59,860     56,141     57,533     55,228     57,023
   Suppl  increment  to  fixed charges*      1,969      1,599      2,487      2,631      2,622      2,614

      Supplemental  fixed  charges          56,585     61,459     58,628     60,164     57,850     59,637
     Preferred  dividend  requirements       5,685      6,663      7,611      8,547     10,682     12,324
     Total supplemental fixed charges
       and  preferred  dividends            62,270     68,122     66,239     68,711     68,532     71,961

Supplemental  earnings  - as defined      $149,060   $140,475   $141,780   $181,102   $167,023   $192,834

Supplemental ratio of earnings to fixed
  charges  and  preferred  dividends         2.39X      2.06X      2.14X      2.64X      2.44X     2.68X
<F2>
* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.